FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 25, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 26, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS SECOND QUARTER AND HALF YEAR 2006 RESULTS
Company presentation of results to be webcast today at 9:30 am BST at www.arm.com/ir

CAMBRIDGE, UK, 25 July 2006—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the second quarter and first half ended 30 June 2006 with total sterling revenues up 16% and normalised EPS up 25% for the first six months of 2006 compared to the same period in 2005

Financial Highlights – Q2 2006

	Normalised*			US GAAP

£M	Q2 2006	Q2 2005	% Change	Q2 2006	Q2 2005

Revenue	65.7	57.8	+14%	65.7	57.8
Income before income tax	23.0	19.6	+17%	19.0	12.9
Operating margin	32.2%	31.8%		18.1%	20.2%
Earnings per share (pence)	1.22	1.05	+16%	1.0	0.7

Net cash generation**	1.8	16.7

•	£29m returned to shareholders via rolling share buyback program and dividend
•	Interim dividend of 0.40 pence per share declared, up 18% on 2005

Operating Highlights – Q2 2006

•	Record bookings quarter
•	Group order backlog up more than 10% sequentially
•	21 processor and 24 physical IP licenses signed in the quarter
•	555 million ARM Powered® products shipped, up 50% vs the same period last year
•	Extended IP portfolio through acquisition of Falanx Microsystems, a 3D graphics IP company

Commenting on the second quarter, Warren East, Chief Executive Officer, said:

“We are encouraged by the licensing activity we have seen in Q2 which generated a record bookings quarter for the group. Strong licensing of our newest processors and physical IP has helped to generate sequential increases of more than 15% in license revenues and more than 10% in the group’s order backlog. With good first half results behind us and a robust opportunity pipeline for licensing in the second half, we remain confident of achieving a year of strong growth for ARM in line with current market expectations”

Tim Score, Chief Financial Officer, added:

“Growth in revenue and earnings per share of 16% and 25% respectively in the first half of 2006 demonstrates again the long-term financial attractiveness of the ARM® business model. As well as investing organically in the quarter to accelerate technology innovation, we have also acquired a 3D graphics IP company and returned cash of £29m to shareholders via dividend and share buyback. We increased the amount spent on buying back ARM shares from £7m in Q1 to £22m in Q2 while retaining a robust balance sheet.”

Current trading and prospects

Licensing activity has continued to gather momentum during the first half of 2006 yielding a record bookings quarter in Q2. License deals are being signed for products across our processor and physical IP portfolios. In Q2 alone, we signed 7 licenses for ARM11™ products, 4 licenses for our new leading-edge Cortex™ products, and 5 physical IP platform licenses for nodes from 65nm to 0.18 micron.

After strong growth in revenues and profits in the first half, we enter the second half of the year with a healthy opportunity pipeline for licensing across the portfolio and good momentum behind royalty revenues. Based on our first half performance and prospects for the second half, we remain confident of achieving a year of strong growth for ARM in line with current market expectations.

CONTACTS:
Tom Buchanan/Fiona Laffan	Tim Score/Bruce Beckloff
Brunswick	ARM Holdings plc
+44 (0) 207 404 5959	+44 (0)1628 427800

* Normalised figures are US GAAP before acquisition-related charges, other share-based remuneration charges and profit on disposal of available-for-sale securities. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 7.1 to 7.25.
** Before dividends and share buybacks, net cash flows from share option exercises, acquisition consideration and proceeds from the disposal of available-for-sale securities - see notes 7.14 to 7.18.
*** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.
**** Each American Depositary Share (ADS) represents three shares.

Financial review
(US GAAP unless otherwise stated)

Second quarter ended 30 June 2006

	Revenue (£M)			Revenue ($M)***

	Q2 2006	Q2 2005	% Change	Q2 2006	Q2 2005	% Change

Licensing
PD	19.9	18.1	+10%	35.9	33.0	+9%
PIPD	8.7	9.9	-12%	15.8	17.9	-12%
Total Licensing	28.6	28.0	+2%	51.7	50.9	+2%
Royalties
PD	21.8	17.0	+28%	40.2	31.2	+29%
PIPD	4.3¹	3.1¹	+39%	7.9¹	5.7¹	+39%
Total Royalties	26.1	20.1	+30%	48.1	36.9	+30%
Development Systems	7.1	6.3	+13%	12.9	11.6	+11%
Services	3.9	3.4	+15%	7.0	6.1	+15%
Total Revenue	65.7	57.8	+14%	119.7	105.5	+13%

¹ Includes catch-up royalties in Q2 2006 of £0.6m ($1.1m) (Q2 2005: nil).

Total revenues
Total revenues for the second quarter of 2006 amounted to £65.7 million, up 14% versus the same period in 2005. In US dollar terms***, second quarter revenues were $119.7 million with an effective US dollar to sterling exchange rate in Q2 2006 of $1.82, the same effective rate as in Q2 2005.

License revenues
Total license revenues in the second quarter were £28.6 million, representing 43% of group revenues, compared to £28.0 million in Q2 2005. License revenues comprised £19.9 million from the Processor Division (“PD”) and £8.7 million from the Physical IP Division (“PIPD”).

Royalty revenues
Total royalty revenues in Q2 2006 were £26.1 million, representing 40% of total group revenues, compared to £20.1 million in Q2 2005, an increase of 30%. Royalty revenues comprised £21.8 million from PD and £4.3 million from PIPD. Total PIPD royalties of £4.3 million included £0.6 million of catch-up royalties.

Development Systems and Service revenues
Sales of development systems in Q2 2006 were £7.1 million, representing 11% of total group revenue, compared to £6.3 million in Q2 2005, an increase of 13%. Service revenues in Q2 2006 were £3.9 million, representing 6% of total group revenues, compared to £3.4 million in Q2 2005.

Gross margins
Gross margins for the second quarter, excluding the FAS123(R) charge of £0.3 million (see below), were 89.1% compared to 89.3% in Q2 2005.

Operating expenses and operating margin
Total operating expenses in Q2 2006 are £46.4 million compared to £40.0 million in Q2 2005. Total operating expenses of £46.4 million in Q2 2006 include amortisation of intangible assets of £5.1 million (Q2 2005: £4.6 million) and £3.9 million in relation to the fair value of share-based remuneration in accordance with FAS123(R) –“Share-Based Payment”. Included within amortisation of intangible assets is £0.5 million in respect of the write-off of in-process research and development arising in Q2 2006. As FAS123(R) was effective for the first time in Q1 2006 and as ARM is applying the standard on the “modified prospective” basis, there is no directly equivalent charge in Q2 2005. Total operating expenses of £40.0 million in Q2 2005 did, however, include a deferred stock-based compensation charge of £2.1 million. A pro forma income statement is set out in notes 7.24 and 7.25 below which reconciles US GAAP to the normalised non-GAAP measures referred to in this earnings release.

The total FAS123(R) charge of £4.2 million in Q2 2006 is included within cost of revenues (£0.3 million), research and development (£2.4 million), sales and marketing (£0.8 million) and general and administrative (£0.7 million).

The commentary on operating expenses below excludes amortisation and share-based remuneration charges. Operating expenses in Q2 2006 were £37.4 million compared to £34.5 million in Q1 2006 and £33.2 million in Q2 2005. Of the sequential increase of £2.9 million in Q2, approximately £2.0 million arises as a result of foreign exchange impacts. A net charge of £0.7 million relating to foreign exchange impacts in Q2 2006 compares to a net credit of £1.3 million in Q1 2006. Excluding these foreign exchange impacts, operating expenses have increased from £35.8 million in Q1 2006 to £36.7 million in Q2 2006. Operating expenses also rose in Q2 as a result of a net increase in headcount of 100 in the quarter, including 36 new employees who joined the group through acquisition.

Research and development expenses were £15.0 million in Q2 2006, representing 23% of revenues, compared to £15.1 million in Q1 2006 and £15.8 million in Q2 2005. Sales and marketing costs in Q2 2006 were £9.8 million, being 15% of revenues, compared to £9.4 million in Q1 2006 and £8.3 million in Q2 2005. General and administrative expenses in Q2 2006 were £12.6 million, representing 19% of revenues, compared to £10.0 million in Q1 2006 and £9.2 million in Q2 2005. The sequential increase in operating expenses of £2.0 million arising from foreign exchange impacts described above falls within general and administrative expenses.

Normalised operating margin in Q2 2006 was 32.2% (7.1) compared to 35.6% (7.2) in Q1 2006 and 31.8% (7.3) in Q2 2005.

Interest receivable
Interest receivable increased to £1.8 million in Q2 2006 compared to £1.2 million in Q2 2005, due to higher average cash balances and interest rates.

Earnings and taxation
Income before income tax in Q2 2006 was £19.0 million compared to £12.9 million in Q2 2005. After adjusting for amortisation of intangibles, stock-based compensation and the profit arising on the disposal of an available-for-sale security, normalised income before income tax in Q2 2006 was £23.0 million(7.6) compared to £19.6 million (7.8) in Q2 2005, an increase of 17%. The group’s effective tax rate under US GAAP in Q2 2006 was 25.2% reflecting the availability of research and development tax credits and taking into account the benefits arising from the structuring of the Artisan® acquisition.

Second quarter fully diluted earnings per share prepared under US GAAP were 1.0 pence (5.6 cents per ADS****) compared to earnings per share of 0.7 pence (3.8 cents per ADS****) in Q2 2005. Normalised earnings per fully diluted share in Q2 2006 were 1.22 pence(7.19,7.24) per share (6.8 cents per ADS****) compared to 1.05 pence(7.21,7.25) (5.6 cents per ADS****) in Q2 2005, an increase of 16%.

Balance sheet, cash flow, share buyback and interim dividend
Intangible assets at 30 June 2006 were £431.4 million, comprising goodwill of £366.6 million and other intangible assets of £64.8 million, compared to £381.7 million and £66.9 million respectively at 31 March 2006. Goodwill and intangible assets of £8.3 million and £6.2 million respectively arose as a result of the acquisition of Falanx Microsystems AS (“Falanx”) in the quarter 1. Goodwill is no longer amortised under US GAAP, but is subject to review for impairment on at least an annual basis. The intangible assets from acquisition are being amortised through the profit and loss account over a weighted average period of five years.

Total accounts receivable increased to £72.0 million at 30 June 2006, comprising £47.2 million of trade receivables and £24.8 million of amounts recoverable on contracts, compared to £61.0 million at 31 March 2006, comprising £38.5 million of trade receivables and £22.5 million of amounts recoverable on contracts. The allowance against trade receivables was £2.2 million at 30 June 2006 compared to £2.5 million at 31 March 2006. Days sales outstanding (DSOs) were 49 at 30 June 2006 compared to 45 at 31 March 2006 and 54 at 31 December 2005. The increase in DSOs in Q2 is due primarily to the higher proportion of invoicing carried out in June compared to March. Deferred revenues were £28.3 million at 30 June 2006 compared to £25.2 million at 31 March 2006.

[1] Goodwill and intangibles arising on the Falanx acquisition are provisional until the fair value assessment has been completed

Net cash at 30 June 2006 was £148.8 (7.11) million compared to £182.3 (7.12) million at 31 March 2006. During the quarter, £29.0 million of cash was returned to shareholders by way of the payment of the 2005 final dividend of £6.9 million and via purchase of own shares amounting to £22.1 million (up from £7.0 million in Q1 2006). Total cash consideration of £13.9 million was paid for acquisitions in Q2 with proceeds of £5.6 million arising from the disposal of available-for-sale investments. Pro forma cash generation of £1.8 million in the quarter was lower than usual due to the timing of working capital flows which are expected to reverse going forward and the impact of a weaker US dollar on period end cash balances.

In Q2 2006, the Company purchased 18.1 million shares at a total cost of £22.1 million. It is anticipated that the buyback program will resume after the announcement of these results.

In respect of the year to 31 December 2006, the directors are declaring an interim dividend of 0.40 pence per share, an increase of 18% over the 2005 interim dividend of 0.34 pence per share. This interim dividend will be paid on 6 October 2006 to shareholders on the register on 1 September 2006.

Six months ended 30 June 2006

Revenues
Total revenues for the half year ended 30 June 2006 amounted to £130.4 million, up 16% over the first half of 2005. In US dollar terms***, revenues of $232.6 million were up 11% versus the same period in 2005. The effective average dollar to sterling exchange rate in the first half of 2006 was $1.78 compared to $1.85 in the first half of 2005.

Total license revenues in the first half of 2006 were £53.8 million, being 41% of total revenues. Total royalty revenues were £54.2 million, representing 42% of total revenue. Sales of development systems were £15.0 million, being 11% of total revenues. Service revenues were £7.3 million, representing 6% of total revenues.

Operating expenses and operating margins
Total operating expenses in the first half of 2006 are £89.3 million compared to £77.2 million in the same period in 2005. Total operating expenses of £89.3 million in H1 2006 include amortisation of intangible assets of £9.7 million (H1 2005: £8.6 million) and £7.7 million in relation to the fair value of share-based remuneration in accordance with FAS123(R) – “Share-Based Payment” (H1 2005: Deferred stock-based compensation charge of £4.5 million).

The total FAS123(R) charge of £8.2 million in H1 2006 is included within cost of revenues (£0.5 million), research and development (£4.8 million), sales and marketing (£1.6 million) and general and administrative (£1.3 million). The commentary on operating expenses below excludes amortisation and share-based remuneration charges.

Operating expenses in H1 2006 were £71.9 million compared to £64.1 million in H1 2005. Research and development expenses were £30.1 million in H1 2006, representing 23% of revenues. Sales and marketing costs in H1 2006 were £19.2 million, being 15% of revenues. General and administrative expenses in H1 2006 were £22.6 million, representing 17% of revenues. Normalised operating margin in H1 2006 was 33.9% (7.4) compared to 32.1% (7.5) in H1 2005.

Interest receivable
Interest receivable was £3.5 million in H1 2006, up from £2.2 million in H1 2005.

Earnings
Income before income tax in the first half of 2006 was £35.1 million. Normalised income before income tax was £47.7 million(7.9) , up 24% on the £38.5 million reported in H1 2005.

Fully diluted earnings per share under US GAAP in the first half of 2006 were 1.9 pence (10.3 cents per ADS****). Normalised earnings per fully diluted share were 2.50 (7.22) pence per share (13.9 cents per ADS****), an increase of 25% versus the same period in 2005.

International Financial Reporting Standards (IFRS)
ARM reports results quarterly in accordance with US GAAP. At 30 June and 31 December each year, in addition to the US GAAP results, ARM also discloses results under IFRS. The operating and financial review commentary above on the US GAAP numbers is for the most part applicable to the IFRS numbers. A summary of the accounting differences between IFRS and US GAAP and reconciliations of IFRS and US GAAP profit and shareholders’ equity are set out in note 6 to the financial statements below. Total operating expenses under IFRS include compensation charges in respect of share-based payments of £7.5 million in the first half of 2006 compared to £11.9 million in the same period in 2005. The reduction is primarily due to the compensation charges relating to options assumed on the Artisan acquisition which are reducing over time as those options vest.

Operating review

Backlog
Q2 was a strong quarter for licensing for both PD and PIPD with both mature and newer technology being widely licensed. This high level of activity gave rise both to sequential license revenue growth of more than 15% and a sequential increase in group order backlog of more than 10%. Backlog grew across the group with PIPD backlog again exceeding the record levels reported at the end of Q1 2006. The backlog in PIPD is now more than 30% higher than the then record level when ARM acquired Artisan at the end of 2004.

PD licensing
21 processor licenses were signed in Q2 2006 bringing the total cumulative number of licenses signed to 434. The mix of licenses signed in the quarter shows a further strengthening of demand for Cortex processors as well as another strong performance from the ARM11 family. In addition to the processor licenses, one existing partner took a ARMv7 architecture license.

Nine of the 21 licenses signed were with new partners each taking one license and 12 licenses were signed with existing partners. Seven of the licenses were for ARM11 family processors (three of which were term licenses), three licenses were for Cortex-M3 processor (two term) and one license was for Cortex-A8 processor. The remaining ten licenses were for ARM7TM and ARM9 TM family processors of which two were term and four were per-use licenses.

In addition to the 21 processor licenses described above, one partner gained access to the Cortex-M3 processor through an existing subscription license.

PD royalties
ARM partners shipped 555 million units in Q1 2006 (we report royalties one quarter in arrears), up 50% on the comparable period last year. Of those unit shipments, 36% related to units based on ARM9 family technology, including 11% relating to shipments of ARM926 processor-based products, up from 9% in the previous quarter. By the end of Q1 2006, six partners were shipping ARM11 family-based product, yielding a 75% sequential increase in unit shipments. Four new partners started shipping ARM technology-based products in Q2 bringing the total number of shippers, after accounting for consolidation amongst the ARM partnership, to 69.

The mobile and non-mobile segments accounted for 67% and 33% of total shipments respectively in Q2 2006, compared to 65% and 35% in Q2 2005 and 63% and 37% in Q1 2006. The increase in the proportion of mobile shipments this quarter, which is counter to the long term trend of faster growth in non-mobile shipments, is due to the strong growth in shipments of smarter phones which invariably incorporate more than one ARM processor. There was a 4% sequential increase in mobile shipments in the quarter, including an 18% sequential increase in the number of ARM926 and ARM11 family-based phones shipped by OEMs.

Outside of mobile, the Embedded Solutions segment grew strongly with a 122% increase in shipments versus the same period in 2005. Specifically in the quarter, there was a 30% sequential increase in the level of MCU shipments. There was some post-Christmas seasonality seen in certain application areas such as printers, WiFi, DVDs, DTVs, portable audio and smartcards.

The average royalty rate in Q2 was 7.2 cents, the same level as in Q1 2006.

PIPD licensing
In Q2, ARM signed a further 24 licenses for physical IP bringing the total number of licenses to 243. Of the 24 licenses, five were for platform licenses to four foundries and one IDM (Integrated Device Manufacturer) consisting of two 65nm AdvantageTM Platforms, one 130nm Classic Platform, one 130nm MetroTM Platform and one 180nm Classic Platform. This brings the total number of physical IP platforms licensed to foundries and IDMs to 75.

The remaining 19 licenses were end-user licenses consisting of seven standard cell libraries (one Advantage at 90nm, two Classic and three Metro at 130nm, and one Metro at 180nm), eight memory compilers (three Advantage and one Metro at 90nm, three Classic at 130nm, and one Classic at 250nm), and four VelocityTM high speed PHYs (two at 90nm and two at 65nm). This brings the total number of end-user licensees for these technologies to 168.

PIPD royalties
PIPD royalties in Q2 were $7.9 million compared to $5.7 million in Q2 2005 and $8.4 million in Q1 2006. Q2 royalties included catch-up royalties of approximately $1 million giving underlying royalties in the quarter of $6.9 million compared to $7.8 million last quarter. The sequential decrease was due partly to lower utilisation levels in the semiconductor foundries in Q1 after a very strong Q4 and partly to the impact of a specific end user transitioning to a new process node.

The effect of the lower underlying royalties was offset by an increase in the quarter in catch-up royalties. We continue to benefit from the increased investment in royalty analysis and reconciliation. We expect some level of catch-up royalties to continue in future quarters, but quantum and frequency are difficult to forecast.

Development Systems
Development Systems sales in Q2 2006 were £7.1 million, compared to £7.9 million in Q1 2006 and £6.3 million in Q2 2005. Development Systems sales in H1 2006 were 13% ahead of the same period last year. The first half of 2006 also saw two major product launches of our market-leading tools technology: the ARM RealView® Development Suite version 3.0 for end-to-end pre-silicon development and the RealView Microcontroller Development Kit, combining the technology acquired with Keil® in October 2005 with the traditional ARM tools technology. Initial feedback on the new products has been positive and we expect sales momentum to grow in the second half of 2006 as market awareness of the new products increases.

Based on the positive impact of these product introductions and the increasing traction of both our electronic system-level design tools and our microcontroller tools we expect the growth trajectory seen in our Development Systems business in recent years to continue, notwithstanding the impact of occasional quarterly lumpiness and seasonality.

Acquisitions
In May 2006, ARM acquired Falanx Microsystems AS, a 3D Graphics IP company headquartered in Trondheim, Norway. Falanx develops graphics accelerator IP and software for semiconductor system-on-chip (SoC) vendors that deliver high-quality multimedia images without compromising performance, power consumption or system cost. The acquisition enhances ARM’s ability to enable industry-leading 3D graphics solutions on mobile phones, portable media players, set-top boxes, handheld gaming devices and infotainment systems (including automotive), providing us with full control over the development of our future 3D graphics solutions.

In June 2006, ARM acquired the assets and trade of PowerEscape, a private company based in France and the US. The PowerEscape team, which will be integrated into our Development Systems business, will focus on adding innovative profiling and analysis features to our portfolio of market-leading development tools.

People
At 30 June 2006 we had 1,471 full time employees compared to 1,371 at the end of Q1 2006. Of the net increase in headcount of 100 in Q2, 29 arose as a result of the continued expansion of our Bangalore Design Centre and 36 were added through the acquisitions of Falanx and PowerEscape. At 30 June 2006, the group had 610 employees based in the UK, 523 in the US, 127 in Continental Europe, 162 in India and 49 in the Asia Pacific Region.

Board change
Mark Templeton, who joined the Board in December 2004 following the combination of ARM and Artisan, has informed the Board that he plans to take up a full-time executive role in the US as Chief Executive of a start-up company. It has been agreed therefore that he will retire from his position as a non-executive director of ARM with immediate effect. The Board is grateful to Mark for his contribution to the successful integration of ARM and Artisan.

Legal matters
There has been no update on the foregoing legal matter in Q2 2006. In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On 7 September 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on 11 April 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. A supplementary “Markman” hearing was held on 11 October 2005 and we are presently awaiting the ruling of the District Court. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

ARM Holdings plc
Second Quarter and Six Months Results – US GAAP

	Quarter	Quarter	Six months	Six months	Six months
	ended	ended	ended	ended	ended
	30 June	30 June	30 June	30 June	30 June
	2006	2005	2006	2005	2006 (1)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

	£'000	£'000	£'000	£'000	$'000
Revenues
Product revenues	61,782	54,485	123,014	105,857	227,527
Service revenues	3,948	3,362	7,350	7,007	13,594

Total revenues	65,730	57,847	130,364	112,864	241,121

Cost of revenues
Product costs	(5,794)	(4,548)	(11,609)	(9,461)	(21,472)
Service costs	(1,610)	(1,638)	(3,162)	(3,048)	(5,848)

Total cost of revenues	(7,404)	(6,186)	(14,771)	(12,509)	(27,320)

Gross profit	58,326	51,661	115,593	100,355	213,801

Research and development	(17,445)	(15,787)	(34,901)	(30,510)	(64,553)
Sales and marketing	(10,609)	(8,305)	(20,800)	(16,589)	(38,472)
General and administrative	(13,309)	(9,157)	(23,918)	(16,994)	(44,239)
Deferred stock-based
compensation	-	(2,142)	-	(4,502)	-
Amortisation of intangibles
purchased through business
combination	(5,086)	(4,608)	(9,673)	(8,575)	(17,891)

Total operating expenses	(46,449)	(39,999)	(89,292)	(77,170)	(165,155)

Income from operations	11,877	11,662	26,301	23,185	48,646
Interest, net	1,819	1,230	3,492	2,239	6,459
Profit on disposal of available-for-sale
security	5,270	-	5,270		9,747

Income before income tax	18,966	12,892	35,063	25,424	64,852
Provision for income taxes	(4,770)	(2,852)	(8,907)	(6,305)	(16,474)

Net income	14,196	10,040	26,156	19,119	48,378

Other comprehensive income:
Foreign currency adjustments	(31,894)	26,886	(37,789)	35,630	(69,895)
Unrealised holding gain/(loss) on
available-for-sale securities, net
of tax of £39,000 (Q2 2005:
£863,000; 1H 2006: £560,000;
1H 2005: £1,555,000)	95	(1,980)	(1,280)	(3,594)	(2,367)

Total comprehensive income / (loss)	(17,603)	34,946	(12,913)	51,155	(23,884)

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,413,212	1,426,944	1,412,330	1,425,572
Earnings per share – pence	1.0	0.7	1.9	1.3
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	471,071	475,648	470,777	475,191
Earnings per ADS – cents	5.6	3.8	10.3	7.2

(1) US dollar amounts have been translated from sterling at the 30 June 2006 closing rate of $1.8496=£1 (see note 1)

ARM Holdings plc

Consolidated balance sheet - US GAAP

	30 June	31 December	30 June
	2006	2005	2006(1)
	Unaudited	Audited	Unaudited

	£’000	£’000	$’000
Assets
Current assets:
Cash and cash equivalents	95,381	128,077	176,417
Short-term investments	34,976	23,990	64,692
Marketable securities	18,449	8,835	34,123
Accounts receivable, net of allowance of
£2,174,000 in 2006 and £2,173,000 in 2005	72,049	55,518	133,262
Inventory: finished goods	1,939	1,490	3,586
Prepaid expenses and other assets	18,101	12,567	33,479

Total current assets	240,895	230,477	445,559

Deferred income taxes	4,726	4,422	8,741
Prepaid expenses and other assets	1,501	1,674	2,776
Property and equipment, net	13,427	12,803	24,835
Goodwill	366,632	385,572	678,123
Other intangible assets	64,754	72,345	119,769
Investments	3,578	8,800	6,618

Total assets	695,513	716,093	1,286,421

Liabilities and shareholders’ equity
Accounts payable	3,718	2,221	6,877
Income taxes payable	13,897	10,826	25,704
Personnel taxes	1,335	1,329	2,469
Accrued liabilities	24,353	25,024	45,043
Deferred revenue	28,347	20,354	52,431

Total current liabilities	71,650	59,754	132,524

Deferred income taxes	2,587	7,289	4,785

Total liabilities	74,237	67,043	137,309

Shareholders’ equity
Ordinary shares	694	693	1,284
Additional paid-in capital	459,674	425,252	850,213
Deferred compensation	(27,657)	(4,404)	(51,154)
Treasury stock, at cost	(19,543)	(16,315)	(36,147)
Retained earnings	189,641	183,913	350,760
Accumulated other comprehensive income:
Unrealised holding gain on available-for-sale
securities, net of tax of £313,000 (2005:
£1,096,000)	204	3,859	377
Cumulative translation adjustment	18,263	56,052	33,779

Total shareholders’ equity	621,276	649,050	1,149,112

Total liabilities and shareholders’ equity	695,513	716,093	1,286,421

(1)      US dollar amounts have been translated from sterling at the 30 June 2006 closing rate of $1.8496=£1 (see note 1)

ARM Holdings plc
Consolidated income statement - IFRS

	Six months		Six months		Year
	ended		ended		ended
	30 June		30 June		31 December
	2006		2005		2005
	Unaudited		Unaudited		Audited

	£’000		£’000		£’000
Revenues
Product revenues	123,014		105,857		217,711
Service revenues	7,350		7,007		14,728

Total revenues	130,364		112,864		232,439

Cost of revenues
Product costs	(11,609)		(9,461)		(19,265)
Service costs (see note 2)	(3,119)		(3,765)		(7,345)

Total cost of revenues	(14,728)		(13,226)		(26,610)

Gross profit	115,636		99,638		205,829

Operating expenses
Research and development (see note 2)	(38,990)		(41,486)		(80,273)
Sales and marketing (see note 2)	(25,323)		(23,289)		(47,389)
General and administrative (see note 2)	(24,067)		(19,675)		(43,010)
Profit on disposal of available-for-sale security	5,270		-		-

Total net operating expenses	(83,110)		(84,450)		(170,672)

Profit from operations	32,526		15,188		35,157
Investment income	3,492		2,239		5,317

Profit before tax	36,018		17,427		40,474
Tax	(11,169	)*	(5,965)		(10,827)

Profit for the period	24,849		11,462		29,647

Dividends
- final 2004 paid at 0.42 pence per share	-		5,759		5,759
- interim 2005 paid at 0.34 pence per share	-		-		4,677
- final 2005 paid at 0.5 pence per share	6,918		-		-
- interim 2006 proposed at 0.4 pence per share	5,481		-		-

Earnings per share
Basic and diluted earnings	24,849		11,462		29,647

Number of shares (‘000)
Basic weighted average number of shares	1,377,117		1,366,672		1,369,335
Effect of dilutive securities:
Share options	33,777		58,212		55,027
Diluted weighted average number of shares	1,410,894		1,424,884		1,424,362

Basic EPS	1.8	p	0.8	p	2.2	p
Diluted EPS	1.8	p	0.8	p	2.1	p

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.
* Tax comprises £13,274,000 of UK taxation and a credit of £2,105,000 of overseas taxation.

     ARM Holdings plc
Consolidated balance sheet - IFRS

	30 June	30 June	31 December
	2006	2005	2005
	Unaudited	Unaudited	Audited

	£’000	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	95,381	121,646	128,077
Financial assets: Short-term investments	34,976	10,437	23,990
Short-term marketable securities	18,449	22,553	8,835
Fair value of currency exchange
contracts	530	-	-
Accounts receivable	72,049	49,660	55,518
Prepaid expenses and other assets	17,571	15,486	12,567
Inventories: finished goods	1,939	1,830	1,490

Total current assets	240,895	221,612	230,477

Non-current assets:
Financial assets: Available-for-sale investments	3,578	6,741	8,800
Prepaid expenses and other assets	1,501	1,847	1,674
Property, plant and equipment	9,320	11,030	8,990
Goodwill	449,041	446,721	474,430
Other intangible assets	72,696	77,248	79,743
Deferred tax assets	10,984	5,041	13,633

Total non-current assets	547,120	548,628	587,270

Total assets	788,015	770,240	817,747

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	3,718	4,996	2,221
Current tax liabilities	13,897	11,045	10,826
Accrued and other liabilities	27,500	24,659	26,598
Financial liabilities: Fair value of currency exchange
contracts	-	1,450	1,708
Deferred revenue	28,347	20,438	20,354

Total current liabilities	73,462	62,588	61,707

Net current assets	167,433	159,024	168,770

Non-current liabilities:
Deferred tax liabilities	6,102	-	9,193

Total liabilities	79,564	62,588	70,900

Net assets	708,451	707,652	746,847

Shareholders’ equity
Share capital	694	691	693
Share premium account	447,901	445,416	447,091
Share option reserve	61,474	61,474	61,474
Retained earnings	175,453	157,199	166,656
Revaluation reserve	(734)	1,643	2,921
Cumulative translation adjustment	23,663	41,229	68,012

Total equity	708,451	707,652	746,847

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2006	2005	2005
	Unaudited	Unaudited	Audited

	£’000	£’000	£’000
Operating activities
Profit from operations	32,526	15,188	35,157
Depreciation and amortisation of tangible and intangible
assets	13,165	14,244	28,608
Profit on disposal of available-for-sale security	(5,270)	-	-
Loss on disposal of property, plant and equipment	64	53	16
Impairment of available-for sale investments	-	337	337
Compensation charge in respect of share-based payments	7,496	11,944	20,863
Provision for doubtful debts	66	35	722
Provision for obsolescence of inventory	-	-	22
Changes in working capital:
Accounts receivable	(16,414)	(15,348)	(21,247)
Inventories	(449)	(933)	(519)
Prepaid expenses and other assets	(1,674)	(316)	(61)
Fair value of currency exchange contracts	(2,238)	3,124	3,382
Accounts payable	1,467	886	(1,931)
Deferred revenue	7,993	(1,959)	(2,043)
Accrued and other liabilities	782	(4,772)	(7,199)

Cash generated by operations before tax	37,514	22,483	56,107
Income taxes paid	(10,763)	(7,069)	(14,447)

Net cash from operating activities	26,751	15,414	41,660

Investing activities
Interest received	3,250	2,292	5,444
Purchases of property, plant and equipment	(3,471)	(2,747)	(5,492)
Proceeds on disposal of property, plant and equipment	19	37	37
Purchases of other intangible assets	(827)	(389)	(572)
Purchases of available-for-sale investments	(165)	(132)	(274)
Proceeds on disposal of available-for-sale investments	5,567	96	96
(Purchase) / maturity of short-term investments	(20,600)	(699)	(599)
Purchases of subsidiaries, net of cash acquired	(13,949)	(14,350)	(20,304)

Net cash used in investing activities	(30,176)	(15,892)	(21,664)

Financing activities
Issue of shares	811	11,406	13,921
Purchase of own shares	(29,086)	-	(16,211)
Issue of treasury shares	12,348	-	-
Dividends paid to shareholders	(6,918)	(5,759)	(10,436)

Net cash (used in) / from financing activities	(22,845)	5,647	(12,726)

Net increase / (decrease) in cash and cash equivalents	(26,270)	5,169	7,270
Cash and cash equivalents at beginning of period	128,077	110,561	110,561
Effect of foreign exchange rate changes	(6,426)	5,916	10,246

Cash and cash equivalents at end of period	95,381	121,646	128,077

Notes to the Financial Statements
(1) Basis of preparation
Reporting currency
The Group prepares and reports its financial statements in UK sterling. Purely for the convenience of the reader, the US GAAP income statement and balance sheet have been translated from sterling at the closing rate on 30 June 2006 of $1.8496=£1. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that or at any other rate.

International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 June 2006 and 30 June 2005 and related consolidated interim statements of income and cash flows for the six months then ended, together with related notes. This financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority. In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2005. The Group has chosen not to adopt IAS 34, 'Interim financial statements', in preparing its 2006 interim statements and, therefore, this interim financial information is not in compliance with IFRS.

(2) Share-based compensation charges and acquisition-related expenses
Included within the US GAAP income statement for the quarter ended 30 June 2006 are share-based compensation charges of £4.2 million: £0.3 million in cost of revenues, £2.4 million in research and development costs, £0.8 million in sales and marketing costs and £0.7 million in general and administrative costs.

Included within the IFRS income statement for the six months ended 30 June 2006 are total share-based payment costs of £7.5 million (six months ended 30 June 2005: £11.9 million; year ended 31 December 2005: £20.9 million), allocated £0.5 million (six months ended 30 June 2005: £0.7 million; year ended 31 December 2005: £1.3 million) in cost of revenues, £4.3 million (30 June 2005: £6.9 million; 31 December 2005: £12.1 million) in research and development costs, £1.5 million (30 June 2005: £2.3 million; 31 December 2005: £4.2 million) in sales and marketing costs and £1.2 million (30 June 2005: £2.0 million; 31 December 2005: £3.3 million) in general and administrative costs.

Also included within IFRS operating costs for the six months ended 30 June 2006 is amortisation of intangibles of £9.5 million (six months ended 30 June 2005: £8.6 million; year ended 31 December 2005: £17.9 million), allocated £4.5 million (30 June 2005: £4.0 million; 31 December 2005: £8.1 million) in research and development costs, £4.7 million (30 June 2005: £4.3 million; 31 December 2005: £9.1 million) in sales and marketing costs and £0.3 million (30 June 2005: £0.3 million; 31 December 2005: £0.7 million) in general and administrative costs.

(3) Accounts receivable
Included within accounts receivable at 30 June 2006 are £24.8 million (2005: £20.5 million) of amounts recoverable on contracts.

(4) Consolidated statement of changes in shareholders’ equity (US GAAP)

		Additional	Deferred			Unrealised	Cumulative
	Share	paid-in	compen-	Treasury	Retained	holding	translation
	capital	capital	sation	stock	earnings	gain	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 January 2006	693	425,252	(4,404)	(16,315)	183,913	3,859	56,052	649,050
Shares issued on exercise of	1	810	-	-	-	-	-	811
options
Net income	-	-	-	-	26,156	-	-	26,156
Dividends	-	-	-	-	(6,918)	-	-	(6,918)
Realised gain on available-	-	-	-	-	-	(2,375)	-	(2,375)
for-sale security
Unrealised holding losses on	-	-	-	-	-	(1,280)	-	(1,280)
available-for-sale securities
Tax effect of option	-	2,148	-	-	-	-		2,148
exercises
Deferred compensation	-	31,464	(31,464)	-	-	-	-	-
arising on share schemes
Amortisation of deferred	-	-	8,211	-	-	-	-	8,211
compensation
Issuance of shares	-	-	-	25,858	(13,510)	-	-	12,348
Purchase of own shares	-	-	-	(29,086)	-	-	-	(29,086)
Currency translation	-	-	-	-	-	-	(37,789)	(37,789)
adjustment

At 30 June 2006	694	459,674	(27,657)	(19,543)	189,641	204	18,263	621,276

(5) Consolidated statement of changes in shareholders’ equity (IFRS)

		Share	Share			Cumulative
	Share	premium	option	Retained	Revaluation	translation
	capital	account	reserve	earnings	reserve	reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 January 2006	693	447,091	61,474	166,656	2,921	68,012	746,847
Shares issued on exercise of	1	810	-	-	-	-	811
options
Profit for the period	-	-	-	24,849	-	-	24,849
Dividends	-	-	-	(6,918)	-	-	(6,918)
Credit in respect of employee share	-	-	-	7,496	-	-	7,496
schemes
Movement on deferred tax arising	-	-	-	108	-	-	108
on outstanding share options
Purchase of own shares	-	-	-	(29,086)	-	-	(29,086)
Proceeds from sale of own shares	-	-	-	12,348	-	-	12,348
Realised gain on available-for-sale	-	-	-	-	(2,375)	-	(2,375)
security
Unrealised holding losses on	-	-	-	-	(1,280)	-	(1,280)
available-for-sale investments (net
of deferred tax of £560,000)
Currency translation adjustment	-	-	-	-	-	(44,349)	(44,349)

At 30 June 2006	694	447,901	61,474	175,453	(734)	23,663	708,451

(6) Summary of significant differences between US GAAP and IFRS

Goodwill Under both IFRS and US GAAP, goodwill is not subject to amortisation, but is tested at least annually for impairment. As permitted by IFRS 1, the Company’s goodwill under IFRS has been frozen at the amount recorded under UK GAAP as at 1 January 2004. Under US GAAP, following the provisions of SFAS 142, “Goodwill and other intangible assets”, the carrying value of goodwill was frozen at the amount recorded under previous US GAAP as at 1 January 2002. Under both previous US GAAP and UK GAAP, goodwill was amortised over its useful economic life. Thus, while ongoing accounting policies in respect of goodwill are similar under US GAAP and IFRS, the difference in the dates of transition means that different amounts of goodwill are recorded.

Under US GAAP, certain costs to be incurred on restructuring on business combination are treated as a fair value adjustment in the balance sheet acquired. Under IFRS, these costs are expensed post-acquisition. Additionally, under US GAAP, tax benefits arising from the exercise of options issued as part of the consideration for a business combination become a deduction to goodwill, only to the extent that those benefits do not exceed the fair value of the consideration relating to those options at the appropriate tax rate. Any excess tax benefits are a deduction to equity. Under IFRS, the full tax benefit is a deduction to equity.

The 2004 annual report included a provisional assessment of the fair values of assets and liabilities acquired on acquisition of Artisan Components Inc. on 23 December 2004. Where these provisional values were amended as estimates were refined in 2005, adjustments to fair values were recorded as prior year adjustments to goodwill for IFRS purposes in 2004. Under US GAAP, these were recorded as amendments to goodwill in 2005.

Recognition and amortisation of intangibles The Company has taken advantage of the exemption under IFRS 1 not to apply IFRS retrospectively to business combinations occurring before 1 January 2004. This means that for business combinations occurring before this date, the previously reported UK GAAP treatment has continued to be followed. Under previous UK GAAP, intangible assets were recognised separately from goodwill only where they could be sold separately without disposing of a business of the entity. This separability criterion does not apply under either IFRS or US GAAP. Thus, a number of intangible assets which are required to be recognised separately from goodwill under both IFRS 3 and SFAS 142, were subsumed within goodwill under UK GAAP. Under both US GAAP and IFRS, such intangible assets are amortised over their useful economic lives. Except in relation to in-process research and development (see below), there is no difference in accounting policy for intangible assets recognised as a result of business combinations entered into after 1 January 2004.

In-process research and development Under IFRS, in-process research and development projects purchased as part of a business combination may meet the criteria set out in IAS 38, “Intangible assets”, for recognition as intangible assets other than goodwill and are amortised over their useful economic lives commencing when the asset is brought into use. Under US GAAP, in-process research and development is immediately written-off to the income statement. This accounting policy difference gives rise to an associated difference in deferred taxation.

Valuation of consideration on business combination Under both IFRS and US GAAP, the fair value of consideration in a business combination includes the fair value of both equity issued and any share options granted as part of that combination. Under IFRS, any equity issued is valued at the fair value as of the date of completion, whilst under US GAAP, the equity is valued at the date the terms of the combination were agreed to and announced. For options, under US GAAP, the fair value is based upon the total number of options granted, both vested and unvested, whilst under IFRS the fair value only includes those that have vested, together with a pro-rata value for partially vested options. Furthermore, where there is contingent consideration for an acquisition, under IFRS this is recognised as part of the purchase consideration if the contingent conditions are expected to be satisfied, whilst under US GAAP it is only recognised if the conditions have actually been met.

Deferred compensation Under US GAAP, the intrinsic value of unvested stock options issued by an acquirer as part of a business combination in exchange for unvested share options of the acquiree is recorded as a debit balance within shareholders’ funds. This amount is charged to the profit and loss account over the vesting period of the share options in accordance with FIN 28. Under IFRS, no such adjustment to shareholders’ funds is made on acquisition.

Compensation charge in respect of share-based payments The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, equity-settled share-based payments are measured at fair value at the date of grant, using the Black-Scholes pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest. Under US GAAP, the Company is required, effective as of 1 January 2006, to adopt SFAS No. 123 (revised 2004) (SFAS No. 123R), “Share-based payment”. SFAS No. 123R requires the Company to expense share-based payments, including employee stock-options, based on their fair value. The Company has elected to utilise the “modified prospective” method of adoption, such that compensation cost is recognised beginning with the effective date (i) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS No. 123, “Accounting for stock-based compensation”, for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date.

In 2005 under US GAAP, the company had elected to use the intrinsic value-based method to account for all its employee stock-based compensation plans, under the recognition and measurement principles of APB Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. Thus no compensation expense was recorded in 2005 where the exercise price of the option was equal to the share price on the date of grant.

In 2005 under US GAAP, the Company recognised a compensation charge in respect of the UK SAYE plans. The compensation charge was calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and was recorded on a straight-line basis over the savings period. In addition, certain options attracted a charge under variable plan accounting under US GAAP. Under IFRS, this charge is calculated in the same manner as other share-based payments, as detailed above.

In 2005 under US GAAP, the Company followed variable plan accounting for grants under the Company’s LTIP, measuring compensation expense as the difference between the exercise price and the fair market value of the shares at each period end over the vesting period of the options. Increases in fair market value of the shares resulted in a charge and decreases in fair market value of the shares resulted in a credit, subject to the cumulative amount previously expensed. Under IFRS, this charge is calculated in the same manner as other share-based payments, as detailed above.

Deferred tax on UK and US share options In the US and the UK, the Company is entitled to a tax deduction for the amount treated as employee compensation under US and UK tax rules on exercise of certain employee share options. The compensation is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise.

Under IFRS, deferred tax assets are recognised and are calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the compensation expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve. In accordance with the transitional provisions of IFRS 2, no compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before 31 December 2004. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Under US GAAP, deferred tax assets are recognised by multiplying the compensation expense recorded by the prevailing tax rate in the relevant tax jurisdiction. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

Employer taxes on share options Under IFRS, employer’s taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under US GAAP, such taxes are accounted for when the options are exercised.

Reconciliation of IFRS profit to US GAAP net income	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2006	2005	2005
	Unaudited	Unaudited	Audited

	£’000	£’000	£’000

Profit for financial period as reported under IFRS	24,849	11,462	29,647
Adjustments for:
Amortisation of intangibles	398	358	548
Write-off of in-process research and development	(540)	(335)	(335)
Deduct: US GAAP compensation charge in respect of LTIP	-	(611)	(3,814)
Deduct : US GAAP compensation charge in respect of SAYE
schemes	-	(186)	(417)

Deduct : US GAAP deferred stock-based compensation re
acquisition	-	(3,706)	(5,496)
Deduct : US GAAP compensation charge in respect of all
share-based payments	(8,211)	-	-
Add: IFRS compensation charge in respect of all share-based
payments	7,496	11,944	20,863
Employer’s taxes on share options	(2)	-	3
Utilisation of restructuring provision	-	533	1,368
Foreign exchange on contingent consideration	(97)	-	40
Tax on UK and US share options	-	-	(370)
Tax difference on amortisation of intangibles	(165)	(164)	(248)
Tax difference on share-based payments	2,428	(176)	91

Net income as reported under US GAAP	26,156	19,119	41,880

Reconciliation of shareholders’ equity from IFRS	30 June	30 June	31 December
to US GAAP	2006	2005	2005
	Unaudited	Unaudited	Audited

	£’000	£’000	£’000

Shareholders’ equity as reported under IFRS	708,451	707,652	746,847
Adjustments for:
Employer’s taxes on share options	28	27	30
Utilisation of restructuring provision	1,368	533	1,368
Cumulative difference on amortisation of goodwill	2,713	2,713	2,713
Cumulative difference on amortisation of intangibles	840	251	441
Cumulative write-off of in-process research and development	(4,637)	(4,097)	(4,097)
Cumulative difference on deferred tax	(429)	(178)	(263)
Valuation of equity consideration on acquisition	(82,435)	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476	17,476
Deferred compensation on acquisition	(9,579)	(9,579)	(9,579)
Deferred tax on share-based payments	(4,307)	(7,899)	(8,775)
Portion of tax benefit arising on exercise of options issued on
acquisition taken to goodwill under US GAAP	(4,844)	(3,928)	(4,844)
Foreign exchange on valuation of intangible assets and
deferred tax	(3,312)	(5,678)	(9,872)
Foreign exchange on valuation of contingent consideration	(57)	-	40

Shareholders’ equity as reported under US GAAP	621,276	614,858	649,050

Reconciliation of goodwill from IFRS to US GAAP	30 June	30 June	31 December
	2006	2005	2005
	Unaudited	Unaudited	Audited

	£’000	£’000	£’000

Goodwill as reported under IFRS	449,041	446,721	474,430
Adjustments for:
Valuation of restructuring provision on acquisition	1,235	1,117	1,235
Cumulative difference on amortisation of goodwill	2,713	2,713	2,713
Cumulative write-off of in-process research and development	(150)	(150)	(150)
Separately identifiable intangible assets	(302)	(302)	(302)
Deferred tax on capitalised in-process research and
development	(1,570)	(1,570)	(1,570)
Portion of tax benefit arising on exercise of options issued on
acquisition taken to goodwill under US GAAP	(4,248)	(3,928)	(4,248)
Valuation of equity consideration on acquisition	(82,435)	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476	17,476
Deferred compensation on acquisition	(9,579)	(9,579)	(9,579)
Contingent consideration	(1,864)	(1,665)	(1,864)
Foreign exchange on revaluation of goodwill	(3,685)	(5,485)	(10,134)

Goodwill as reported under US GAAP	366,632	362,913	385,572

(7) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude one-off non-recurring charges, acquisition-related charges and profit on disposal of available-for-sale securities. All figures in £’000 unless otherwise stated.

	(7.1)	(7.2)	(7.3)	(7.4)	(7.5)
	Q2 2006	Q1 2006	Q2 2005	H1 2006	H1 2005
Income from operations (US GAAP)	11,877	14,424	11,662	26,301	23,185
Acquisition-related charge – amortisation of intangibles	5,086	4,587	4,608	9,673	8,575
Acquisition-related charge – deferred stock-based compensation	-	-	1,640	-	3,706
Other stock-based compensation and related payroll taxes	4,223	3,988	502	8,211	796

Pro forma income from operations	21,186	22,999	18,412	44,185	36,262

As % of revenue	32.2%	35.6%	31.8%	33.9%	32.1%

	(7.6)	(7.7)	(7.8)	(7.9)	(7.10)
	Q2 2006	Q1 2006	Q2 2005	H1 2006	H1 2005
Income before income tax (US GAAP)	18,966	16,097	12,892	35,063	25,424
Acquisition-related charge – amortisation of intangibles	5,086	4,587	4,608	9,673	8,575
Acquisition-related charge – deferred stock-based compensation	-	-	1,640	-	3,706
Other stock-based compensation and related payroll taxes	4,223	3,988	502	8,211	796
Profit on disposal of available-for-sale security	(5,270)	-	-	(5,270)	-

Pro forma income before income tax	23,005	24,672	19,642	47,677	38,501

			(7.11)	(7.12)	(7.13)
			30 June	31 March	31
			2006	2006	December
					2005
Cash and cash equivalents			95,381	143,431	128,077
Short-term investments			34,976	34,625	23,990
Short-term marketable securities			18,449	4,226	8,835

Pro forma cash			148,806	182,282	160,902

	(7.14)	(7.15)	(7.16)	(7.17)	(7.18)
	Q2 2006	Q1 2006	Q2 2005	H1 2006	H1 2005
Pro forma cash at end of period (as above)	148,806	182,282	154,636	148,806	154,636
Less: Pro forma cash at beginning of period	(182,282)	(160,902)	(141,785)	(160,902)	(142,817)
Add back: Cash outflow from acquisitions (net of cash acquired)	13,949	-	90	13,949	14,350
Add back: Cash outflow from payment of dividends	6,918	-	5,759	6,918	5,759
Add back: Cash outflow from purchase of own shares	22,129	6,957	-	29,086	-
Less: Cash inflow from exercise of share options	(2,152)	(11,007)	(1,981)	(13,159)	(11,406)
Less: Cash inflow from disposal of available-for-sale security	(5,567)	-	-	(5,567)	-

Pro forma cash generation	1,801	17,330	16,719	19,131	20,522

	(7.19)	(7.20)	(7.21)	(7.22)	(7.23)
	Q2 2006	Q1 2006	Q2 2005	H1 2006	H1 2005
Net income (US GAAP)	14,196	11,960	10,040	26,156	19,119
Acquisition-related charge – amortisation of intangibles	5,086	4,587	4,608	9,673	8,575
Acquisition-related charge – deferred stock-based compensation	-	-	1,640	-	3,706
Other stock-based compensation and related payroll taxes	4,223	3,988	502	8,211	796
Profit on disposal of available-for-sale security	(5,270)	-	-	(5,270)	-
Estimated tax impact of above charges	(972)	(2,464)	(1,875)	(3,436)	(3,706)

Pro forma net income	17,263	18,071	14,915	35,334	28,490

Dilutive shares (‘000)	1,413,212	1,420,175	1,426,944	1,412,330	1,425,572
Pro forma diluted EPS	1.22p	1.27p	1.05p	2.50p	2.00p

(7.24) Pro forma income statement for Q2 2006

		Stock-based	Intangible	Investment
	Pro forma	compensation	amortisation*	disposal	US GAAP

	£'000	£'000	£'000	£'000	£'000
Revenues
Product revenues	61,782	-	-	-	61,782
Service revenues	3,948	-	-	-	3,948

Total revenues	65,730	-	-	-	65,730

Cost of revenues
Product costs	(5,794)	-	-	-	(5,794)
Service costs	(1,356)	(254)	-	-	(1,610)

Total cost of revenues	(7,150)	(254)	-	-	(7,404)

Gross profit	58,580	(254)	-	-	58,326

Research and development	(14,996)	(2,449)	-	-	(17,445)
Sales and marketing	(9,765)	(844)	-	-	(10,609)
General and administrative	(12,633)	(676)	-	-	(13,309)
Amortisation of intangibles
purchased through business
combination	-	-	(5,086)	-	(5,086)

Total operating expenses	(37,394)	(3,969)	(5,086)	-	(46,449)

Income from operations	21,186	(4,223)	(5,086)	-	11,877
Interest, net	1,819	-	-	-	1,819
Profit on disposal of available-for-sale
security	-	-	-	5,270	5,270

Income before income tax	23,005	(4,223)	(5,086)	5,270	18,966
Provision for income taxes	(5,742)	645	1,790	(1,463)	(4,770)

Net income	17,263	(3,578)	(3,296)	3,807	14,196

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,413,212				1,413,212
Earnings per share – pence	1.22				1.00
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	471,071				471,071
Earnings per ADS – cents	6.78				5.57

* intangible amortisation includes £540,000 of in-process research and development write-off

(7.25) Pro forma income statement for Q2 2005

		Stock-based	Intangible
	Pro forma	compensation	amortisation*	US GAAP

	£'000	£'000	£'000	£'000
Revenues
Product revenues	54,485	-	-	54,485
Service revenues	3,362	-	-	3,362

Total revenues	57,847	-	-	57,847

Cost of revenues
Product costs	(4,548)	-	-	(4,548)
Service costs	(1,638)	-	-	(1,638)

Total cost of revenues	(6,186)	-	-	(6,186)

Gross profit	51,661	-	-	51,661

Research and development	(15,787)	-	-	(15,787)
Sales and marketing	(8,305)	-	-	(8,305)
General and administrative	(9,157)	-	-	(9,157)
Deferred stock-based
compensation	-	(2,142)	-	(2,142)
Amortisation of intangibles
purchased through business
combination	-	-	(4,608)	(4,608)

Total operating expenses	(33,249)	(2,142)	(4,608)	(39,999)

Income from operations	18,412	(2,142)	(4,608)	11,662
Interest, net	1,230	-	-	1,230

Income before income tax	19,642	(2,142)	(4,608)	12,892
Provision for income taxes	(4,727)	176	1,699	(2,852)

Net income	14,915	(1,966)	(2,909)	10,040

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,426,944			1,426,944
Earnings per share – pence	1.05			0.70
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	475,648			475,648
Earnings per ADS – cents	5.62			3.78

* intangible amortisation includes £335,000 of in-process research and development write-off

Independent review report to ARM Holdings plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated interim balance sheet as at 30 June 2006 and the related consolidated interim statements of income, cash flows and changes in shareholders' equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
25 July 2006

Notes:

(a) The maintenance and integrity of the ARM Holdings plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Note

     The results shown for Q2 2006, Q1 2006, Q2 2005, H1 2006 and H1 2005 are unaudited. The results shown for FY 20005 are audited. The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240(3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2005, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, have been delivered to the Registrar of Companies.

     Except for changes in accounting policy on the adoption of new accounting standards, as disclosed, the results for ARM for Q2 2006 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2005 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2005.

     This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

     More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2005 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, ARM Powered, RealView and Keil are registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex, Advantage, Metro and Velocity are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., Axys GmbH, ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium NV., ARM Embedded Technologies Pvt. Ltd.; Keil Elektronik GmbH and Falanx Microsystems AS.